EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended December 31, 2016, the Marketfield Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss)   $48,919,222
Accumulated Net Realized Gain/(Loss)   $11,893,523
Paid-in Capital      $(60,812,745)

The reclassifications have no effect on net assets or net asset value per share.

For the year ended December 31, 2016, the Schooner Hedged Alternative Income Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss)   $3,676,023
Accumulated Net Realized Gain/(Loss)   $-
Paid-in Capital      $(3,676,023)

The reclassifications have no effect on net assets or net asset value per share.